Nevaeh Enterprises Ltd.

25 Jin Hua Street

Chang Chun, Ji Lin

China, 130000

Phone: (136) 6430-8646

August 7, 2007

Mark P. Shuman, Branch Chief-Legal

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Nevaeh Enterprises Ltd.

Registration Statement on Form SB-2

Filed July 19, 2007

File No. 333-144681

Dear Mr. Shuman:

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Nevaeh Enterprises Ltd.. directly at the numbers provided above.

Comment

1. Nevaeh's U.S. agent for service of documents relating to the registration statement is Ms. Janet Trost. Her address is 6881-BB West Charleston Boulevard, Las Vegas, Nevada, 89117. Ms. Trost's phone number is 702-25702889. Ms. Trost's fax number is 702-257-2778.

    Nevaeh currently does not engage any U.S. legal counsel. The management of Nevaeh prepared the SB-2 filing in question.

    In addition, the law firm of Robertson & Williams was engaged only to furnish Nevaeh Enterprises a legal opinion on the Company's Form SB-2 filing. They are not the firm's U.S. legal counsel, nor did they advise or assist in preparing the Company's Form SB-2 filing.

    In order to expedite the communication process,we would like to request that all future correspondence from the SEC be mailed or faxed directly to our U.S. agent for service of documents, Ms. Janet Trost, at the contact information above.

2. Please find the Undertaking section revised to include the item required by Item 512(g)(2) of Regulation S-B.

3. Please find the Legal Opinion revised as per the comments.

Sincerely,

Qi Tang

President